FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-34738

Kingtone Wirelessinfo Solution Holding Ltd

(Translation of registrant’s name into English)

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province,

People’s Republic of China 710065

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Kingtone Wirelessinfo Solution Holding Ltd

FORM 6-K

 Entry into Material Definitive Agreements

And Potential Acquisitions and Dispositions of Assets

On January 25, 2018, Kington Wirelessinfo Solution Holding Ltd, a corporation organized under the laws of the British Virgin Islands (“Kingtone” or the “Company”) executed an Asset Exchange Agreement (“AEA”) with C Media Limited, a corporation organized under the laws of the Cayman Islands (“C Media”), whereby Kingtone agreed to purchase all the capital stock and equity interests of LK Technology Ltd, together with its wholly-owned subsidiaries MMB Limited and Mobile Media (China) Limited and all respective subsidiaries from C Media in exchange for (i) 185,412,599 ordinary shares of Kingtone, par value $0.01 per share (“Ordinary Shares”), (ii) 1,000,000 preferred shares of Kingtone (“Preferred Shares”) and (iii) all issued and outstanding capital stock or equity interests of the Company’s subsidiary, Topsky Info-Tech Holdings Pte Ltd., and its wholly-owned subsidiary Xi’an Softech Co., Ltd., including all entities effectively controlled by Xi’an Softech Co., Ltd. through contractual arrangements and variable business entities.

In order to consummate the contemplated transactions described above, the Company must obtain shareholders’ consent (i) to authorize 1,000,000 Preferred Shares, (ii) to authorize additional Ordinary Shares so that total authorized Ordinary Shares is equal to 250,000,000 shares, (iii) to list such Ordinary Shares on NASDAQ, and (iv) to approve the transactions contemplated in the Asset Exchange Agreement. Additionally, NASDAQ must approve the contemplated transactions prior to consummation thereof. C Media has the right to terminate the AEA if the closing has not occurred (other than through the failure of C Media to comply fully with its obligations under the AEA) on or before July 31, 2018.

The Preferred Shares to be created and authorized shall initially have a per-share voting weight of 399 votes of Ordinary Shares. In the event of the public resale of a Preferred Share to a third party, such Preferred Share’s voting weight will be reduced to one vote per share. The Preferred Shares will have the same economic rights, rights to dividends and other distribution rights as the Ordinary Shares, and holders of Preferred Shares shall be entitled to vote on all matters submitted to a vote of the Company shareholders. The Preferred Shares will be transferable by Mr. Xuesong Song to any third party through one or more private transactions (subject to applicable law).

C Media Limited, through its subsidiaries in China, is one of the leading mobile service and technology providers of long distance travel and the railway Wi-Fi market in China. C Media’s core mobile application product Luokuang, is made as a Location Based Service-social contents and service distribution platform. Luokuang obtains travel users by the typical entrance for long-distance travel. It accesses long-distance travel users continually by offering free Wi-Fi services by system deployed on the train. As of the end of 2017, C Media has signed contracts to deploy Luokuang on about 700 trains which subsequently has access to approximately 500 million passenger trips per year. The number of trains currently in operation with Luokuang by C Media is 286 (about 430 train trips), which covers about 200 million passenger trips per year. As of the end of 2017, users for Luokuang were 38 million, which will increase after more trains are deployed with Luokuang system.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingtone Wirelessinfo Solution Holding Ltd

By:	/s/ Peng Zhang
Name: Title:	Peng Zhang Chief Executive Officer

Date: January 30, 2018

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